SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ___X___ Form 40-F _______
 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Corporation
Rua São José n° 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) #33.042.730/0001-04

Companhia Siderúrgica Nacional (“CSN”), pursuant to Rule No. 358, of January 3, 2002, Law No. 6,404, of December 15, 1976, and other provisions regulating the capital markets, hereby informs the Securities and Exchange Commission – CVM, the São Paulo Stock Exchange – BOVESPA and the general public of the following.

CSN approaches Corus Group plc (“Corus” or the “Company”) with a proposal of 475 pence per share

CSN announces that it has today approached the Board of Corus regarding a proposal to acquire the Company at a price of 475 pence per ordinary share in cash. Any potential offer is subject to certain pre-conditions, all of which CSN reserves the right to waive, including completion of confirmatory due diligence satisfactory to CSN, finalisation of financing arrangements and a recommendation from the Board of Corus.

CSN believes there is compelling strategic and industrial logic for a combination with Corus as it would:

—	Enable Corus to secure supply of high quality, low cost iron ore from CSN’s Casa de Pedra mine, one of the largest captive mines in the world.
—	In time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing across its facilities in Europe.
—	Allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products.
—	Create the potential to capture significant synergy benefits through global procurement savings and allow for the sharing of best practices.
—	Give CSN the ability to leverage Corus’ exceptional research and development and engineering expertise across the combined group.

The combination of CSN and Corus would create a top five global steel group with 24 million tons of annual steel production and, by 2010, approximately 50 million tons of annual iron ore production.

CSN intends to finance the acquisition of Corus through a combination of existing financial resources and the proceeds of new debt facilities to be underwritten by a bank syndicate comprised of Barclays Bank PLC, Goldman Sachs Credit Partners L.P. and BNP Paribas and/or their designated affiliates.

CSN intends to match the terms of the agreement reached with the trustees of Corus’ pension funds as described in Corus’ scheme document.

Commenting on the approach Benjamin Steinbruch, Chairman and CEO of CSN said:

“A combination of CSN and Corus would create a global powerhouse with market leading positions and exceptional distribution networks across both developed and emerging markets. With its vertically integrated structure and industry leading margins, the enlarged group would become a leader in the global steel industry, fully self-sufficient in iron ore and ideally positioned to take advantage of ongoing consolidation.

We have great respect for the accomplishments of the Corus Board and management, including their achievements in the Restoring Success programme. With their support, we believe we can swiftly deliver the most attractive proposal to Corus and its shareholders.”

Otavio de Garcia Lazcano, Chief Financial Officer of CSN, added:

“We are pleased with the strong backing we have received for our proposal from a group of leading international banks to add to our own balance sheet strength and cash generation capabilities. A major proportion of the new funding would be non-recourse to CSN.”

This announcement does not constitute an announcement of a firm intention of CSN and, as such, there can be no certainty that any offer will be made even if the pre-conditions are satisfied or waived.

As a result of recent market purchases, CSN indirectly owns 34,072,613 Corus ordinary shares (representing approximately 3.8 per cent. of the issued ordinary share capital of Corus)

A further announcement will be made in due course.

Enquiries in Brazil should be directed to:

David Salama	+55 11 3049 7588
CSN’s Investor Relations Manager
david.salama@csn.com.br

José Marcos Treiger	+55 11 3049 7511
CSN’s Investor Relations Officer
treiger@csn.com.br

More information on CSN is available on its website:  www.csn.com.br

Rio de Janeiro, November 17, 2006
CSN – COMPANHIA SIDERÚRGICA NACIONAL
Benjamin Steinbruch
Investor Relations Executive Officer

UK Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Corus by CSN or any of its “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website (www.thetakeoverpanel.org.uk) ([http://www.thetakeoverpanel.org.uk]).

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, “relevant securities”.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

United States Notice

This message is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Corus shares or American Depositary Shares. There can be no assurance that any such offer or solicitation will be made. If any such offer or solicitation is made pursuant to an offer to purchase and related materials, such offer to purchase and related materials would be filed by CSN with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus shareholders would be able to obtain any such offer to purchase and related materials free at the SEC’s website at www.sec.gov or from CSN.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.